Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: August 19, 2011

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site:

www.zoran.com

Zoran Receives Ruling from Israeli Tax Authority

Regarding Israeli Tax Withholding on Merger Consideration in CSR Transaction

SUNNYVALE, CA – August 19, 2011 - Zoran Corporation (NASDAQ:ZRAN) has received a tax ruling from the Israeli Tax Authority (“ITA”) with respect to the application of Israeli tax withholding to the consideration payable to Zoran stockholders in the proposed merger of Zoran with CSR plc (LSE:CSR.L, “CSR”). In general, Zoran stockholders that hold 5% or less of Zoran’s outstanding shares as of the closing of the merger and are residents for tax purposes of the United States or other countries that have a tax treaty with Israel will be exempt from Israeli tax withholding if they make the certifications and in some cases submit documentation required by the ruling.

As discussed in Zoran’s proxy statement relating to the merger, each Zoran stockholder would be subject to Israeli tax withholding at the rates of 20% for individuals and 24% for corporations on its gross merger consideration (both cash and stock), unless Zoran received a tax ruling from the ITA or the stockholder independently requests and obtains an individual tax ruling or exemption certificate from the ITA.

The tax ruling received by Zoran generally provides that the merger consideration paid to a Zoran stockholder that certifies that it is a non-Israeli resident, within the meaning of Israeli tax law and the ruling, will be exempt from Israeli tax withholding if the stockholder also certifies that each of its Zoran shares meets at least one of the sets of conditions listed below. A stockholder may divide its shares among different conditions. If any of a stockholder’s shares do not meet at least one of the conditions, then none of the stockholder’s shares, even shares that meet one of the conditions, will be exempt from withholding under the ruling. The conditions generally are as follows.

•	Condition 1: No gain on individual shares, regardless of date of purchase

•	The purchase price in U.S. dollars for every individual share that the stockholder wishes to qualify under this condition equals or exceeds the price per share implied in the merger, and

•	The stockholder provides a certificate or account statement from its broker evidencing the purchase price of the shares.

•	Condition 2: Shares acquired on or after January 1, 2009 by 5% or less stockholders

•	The stockholder beneficially owns, within the meaning of Israeli tax law and the tax ruling, 5% or less of Zoran’s shares as of the closing of the merger, and

•	The shares were acquired on or after January 1, 2009.

•	Condition 3: Shares acquired before January 1, 2009 by 1% or less stockholders

•	The stockholder beneficially owns 1% or less of Zoran’s shares as of the closing of the merger,

•	The shares were acquired before January 1, 2009, and

•	The stockholder is a resident of a country that has a tax treaty with Israel, including the United States, Canada, China, France, Germany, Japan and the United Kingdom.

•	Condition 4: Shares acquired before January 1, 2009 by stockholders between 1% and 5%

•	The stockholder beneficially owns 5% or less and more than 1% of Zoran’s shares as of the closing of the merger,

•	The shares were acquired before January 1, 2009,

•	The stockholder is a resident of a country that has a tax treaty with Israel, including the United States, Canada, China, France, Germany, Japan and the United Kingdom, and

•

The stockholder provides a residency certificate from the tax authorities of its country of residence certifying that it is a resident of that country for the year 2011. (U.S. taxpayers may provide an IRS Form 6166 (Certification of U.S. Tax Residency); consult your tax advisor.)

Any stockholder that is not exempt from withholding under the tax ruling received by Zoran and believes that it is nonetheless entitled to an exemption may separately apply to the ITA to obtain an exemption certificate or an individual tax ruling providing for no or reduced withholding and submit such exemption certificate or ruling to the exchange agent for the merger. If a stockholder is not covered by the ruling received by Zoran or another tax ruling or exemption certificate, payments of merger consideration to be made to the stockholder will be subject to Israeli tax withholding.

Stockholders who received or acquired their shares of Zoran common stock under one or more Zoran stock incentive plans while employed by Zoran’s Israeli subsidiary, or otherwise as compensation for employment or services provided to Zoran’s Israeli subsidiary, are not covered by the tax ruling. A separate tax ruling requested from the ITA may apply to such stockholders, as discussed in the proxy statement.

Each Zoran stockholder, regardless whether it claims a withholding exemption under the tax ruling or otherwise, should complete and submit to the exchange agent for the merger a form of Declaration of Status for Israeli Tax Purposes (the “Declaration Form”), together with any additional documentation described above or otherwise required under the tax ruling received by Zoran. CSR and its agents will determine based on the stockholder’s statements in the Declaration Form whether the stockholder is a “non-Israeli resident,” meets the other requirements of the ruling and is entitled under the ruling to be exempt from withholding.

The Declaration Form and accompanying instructions will be provided to stockholders following the closing of the merger. The exchange agent will be available to direct stockholders with any questions regarding the Declaration Form to an agent who can assist them. Details on how to contact the exchange agent and the procedure for submitting Declaration Forms will be provided to stockholders with the Declaration Forms.

In addition, the tax ruling provides that consideration to eligible Israeli brokers or Israeli financial institutions holding shares of Zoran common stock solely on behalf of beneficial stockholders will not be subject to Israeli tax withholding, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law.

For further information on the material Israeli tax consequences of the merger, see “Material Tax Consequences – Material Israeli Tax Consequences of the Merger” in the proxy statement, which is available at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Zoran stockholders are urged to consult with their own tax advisors for a full understanding of the Israeli tax consequences of the merger to such stockholders.

A special meeting of stockholders of Zoran Corporation to vote upon the proposed merger is scheduled for August 30, 2011 at 10:00 a.m., local time at Zoran’s offices at 1390 Kifer Road, Sunnyvale, California. Zoran stockholders of record at the close of business on July 18, 2011, will be entitled to vote at the special meeting. Subject to approvals of the stockholders of Zoran and CSR, the transaction is expected to close on August 31, 2011.

The Board of Directors of Zoran has approved the merger and recommends that all Zoran stockholders vote “FOR” the proposal to adopt the merger agreement. Zoran stockholders are encouraged to read the definitive proxy materials in their entirety. Zoran stockholders who have questions about the merger or need assistance in submitting their proxy or voting their shares should contact Zoran’s proxy solicitor, MacKenzie Partners, Inc., at (212) 929-5500 (call collect) or toll free at (800) 322-2885.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receivers (silicon tuners), DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan, and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

Important Additional Information

In connection with the proposed transaction, Zoran has filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for Zoran’s stockholder meeting to adopt the merger agreement. The Proxy Statement also includes the prospectus filed by CSR with the SEC relating to CSR and the CSR ordinary shares issuable in the form of American Depositary Shares to Zoran stockholders in the proposed merger. On or about August 1, 2011, Zoran began mailing the Proxy Statement to its stockholders of record as of the close of business on July 18, 2011. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-Looking Statements

This press release contains, or may contain, “forward-looking statements” concerning CSR and Zoran, the combined company and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (2) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (3) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to satisfy conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the SEC, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and

Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Zoran, the Zoran logo and “Connect Share Entertain” are trademarks or registered trademarks of Zoran Corporation and/or its subsidiaries in the United States and/or other countries. All other brands or names may be claimed as property of others.